July 23, 2010

Mr. Jonathan Wiggins, Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:   Four Star Holdings, Inc.
         Item 4.01  Form 8-K
         Filed July 7, 2010, as amended July 16, 2010
         File No. 000-53439

Dear Mr. Wiggins:

I am responding to your comments in your letter of July 20, 2010, noted above.

In light of the fact that we filed our first quarter 2010 10-Q without labeling the filing as “not reviewed” we have concluded that our disclosure controls were ineffective as of March 31, 2010.

We have re-assessed our disclosure controls and procedures and determined that our communication processes with our SEC counsel needed to be strengthened.

To ensure future compliance with disclosure requirements, we have formalized and implemented a procedure whereby all of the minutes of our board of directors and committee meetings will be forwarded to our SEC counsel. He will review those minutes and advise management as to the filings and related disclosures that are necessary to be in compliance.

With this addition, management re-assessed the effectiveness of our controls over required disclosures. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in this Internal Control-Integrated Framework.

Based on our re-assessment, we believe that, as of June 30, 2010, our disclosure controls and procedures are effective.

100 Four Star Lane, Odenville, AL 35120     205 640-3726 Ph    205 640-4724 Fax

Further, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, based on my discussion with you this morning, we intend to file an amended first quarter 10-Q that acknowledges our disclosure controls and procedures were ineffective as of March 31, 2010 with language as follows:

In light of the fact that we filed our initial first quarter 10-Q without labeling the filing as “not reviewed” we concluded that our disclosure controls were ineffective as of March 31, 2010.

We have re-assessed our disclosure controls and procedures and determined that our communication processes with our SEC counsel needed to be strengthened.

To ensure future compliance with disclosure requirements, we have formalized and implemented a procedure whereby all of the minutes of our board of directors and committee meetings will be forwarded to our SEC counsel. He will review those minutes and advise management as to the filings and related disclosures that are necessary to remain in compliance.

With this addition, management re-assessed the effectiveness of our controls over required disclosures. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in this Internal Control-Integrated Framework.

Based on our re-assessment, we believe that, as of June 30, 2010, our disclosure controls and procedures are effective.

Please tell me if you believe this language will satisfy the requirements for an amended 10-Q.

Sincerely,

/s/Alvin A. Rhoney
Alvin A. Rhoney
Chief Financial Officer

100 Four Star Lane, Odenville, AL 35120     205 640-3726 Ph    205 640-4724 Fax